

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 10, 2017

Zhouhong Peng
Chief Executive Officer
Pacific Special Acquisition Corp.
855 Pudong South Road
The World Plaza, 27th Floor
Pudong, Shanghai
China 200120

> **Re: Pacific Special Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 13, 2017**
> **File No. 001-37593**

Dear Mr. Peng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   We note that your sponsor Zhengqi International Holding Limited, its affiliates, and your independent directors own approximately 25.1% of your total issued and outstanding ordinary shares and have agreed to vote these shares to approve of the business combination with Borqs International Holding Corp. Since 25.1% of the shares attributable to your sponsor and management are already committed to approve the merger, only a minority of non-affiliated shareholder votes are necessary to approve the merger. Where appropriate, please disclose the minimum vote necessary for non-affiliated public shareholders to approve of the merger.

Letter to the Pacific Special Acquisition Corp. Shareholders

2. Please revise here, and elsewhere as appropriate, to clarify how the board determined the consideration, or base adjusted equity valuation of Borqs, of $303 million. In this regard, we note that you reference on page 103 your consideration of, among other things, a financial model as well as consultations with Pacific management, legal and financial advisors, and industry experts.

Questions and Answers About the Proposals for Shareholders, page 8

3. Please revise the following questions and answers to convey the information in plain English and to avoid to the extent possible legal jargon, defined terms, embedded paragraphs, parentheticals and the like:

    •   Why am I receiving this proxy statement?
    •   What equity stake will (i) current Pacific shareholders hold in the Company after the closing and (ii) Pacific hold in Borqs after the closing?

Unaudited Pro Forma Condensed Combined Financial Statements

Pro Forma Condensed Combined Balance Sheet, page 79

4. Please revise to include an adjustment for the repayment or conversion of the Convertible Promissory Notes upon consummation of the merger as disclosed on page F-31.

5. Please clarify whether Borqs has obtained firm commitments for the issuance of Series E preferred shares and the exercise of the Series E-1 preferred stock warrants. In this regard, tell us how you determined these adjustments meet the factually supportable criteria of Article 11-02(b)(6) of Regulation S-X or revise to remove these adjustments and instead include a discussion of such transactions in the notes to the pro forma financial statements. Lastly, to the extent the Series E preferred shares have already been issued, revise to include a discussion of such issuance in Borqs' subsequent events footnote disclosures. Refer to ASC 855-10-50-2.

6. Please revise to include a discussion of the terms of the debt in note 4. Also include a discussion of the debt issuance in Borqs' subsequent events footnote disclosures. Refer to ASC 855-10-50-2.

7. Similarly, explain how the increase to inventory as a result of the issuance of the long-term bank borrowings is factually supportable and directly attributable to the merger transaction and revise accordingly.

Pro Forma Condensed Combined Income Statement, page 80

8.   Please clarify how the adjustment reflecting stock based compensation as a result of the business combination is expected to have a recurring impact in light of your disclosure on page 171. If you determine this charge does not meet the continuing impact criteria, please remove the adjustment from your pro forma income statement and instead reflect the impact of this transaction as an adjustment to APIC in your pro forma balance sheet. Refer to Article 11-02(b)(6) of Regulation S-X.

9.   To the extent the long-term debt issuance is directly factually supportable, please revise to reflect the additional interest expense related to such debt and ensure your footnote disclosure provides the assumed interest rate for the purposes of calculating the adjustment.

10.   Please provide the conversion ratio used to determine the number of shares to be issued in the business combination. Because the shares to be issued do not appear to be fixed and could fluctuate, please tell us whether you considered providing a sensitivity analysis to reflect reasonably different outcomes. Refer to Article 11-02(8) of Regulation S-X.

The Business Combination Proposal

Conditions to the Closing, page 92

11.   We note that the merger agreement contemplates the use of a PIPE Investment. Please clarify whether there are any current plans, agreements, or agreements in principle regarding any such PIPE Investment with any investor or placement agent. Also, please clarify whether the PIPE investment relates to the contemplated $7 million to $9 million Series E Preferred Stock financing discussed on pages 77 and 109-110.

Background of the Business Combination

Description of the Negotiation Process with Borqs, page 99

12.   Please revise your discussion to disclose the specific material terms of the merger that were considered by the parties including, but not limited to, the consideration offered or proposed during your negotiations and disclose the dates on which such offers and/or counter-offers were made.

Pacific's Board of Directors' Reasons for the Approval of the Business Combination, page 103

13.   Please describe how the bulleted items you identify as the results of management's due diligence and the financial information and forecasts provided to you by Borqs management led the board to recommend approving the merger transaction.

Information about Borqs

Corporate Structure and History, page 143

14.   Revise to disclose the names of the VIE shareholders, their ownership percentages in Beijing Big Cloud and describe their relationship, if any, to Borqs. To the extent the VIE agreements are related transactions pursuant to Item 404 of Regulation S-K, please provide appropriate disclosure.

Borqs Business Units, page 152

15.   Please revise to provide more information as to how you operate your MVNO business. For example, please describe which markets in China you operate in geographically, describe your subscription plans and how you generate MVNO revenue, identify any branding you use for your MVNO services, and provide more details of your distribution channels and how you compensate your partners, franchises and distributors.

16.   You disclose on page 165 that for the six months ended June 30, 2016, 77% of your Connected Solutions revenue was derived from hardware sales, primarily new connected devices such as tablets, home entertainment remote controls and ruggedized handsets. Please clarify and describe in greater detail the extent to which you are involved in developing, manufacturing and/or marketing these hardware products for distribution.

17.   Please clarify whether your Connected Services revenue includes mobile devices that you sell to your MVNO customers.

Borqs' Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 161

18.   On pages 150 and 152, you indicate that Borqs is one of the top MVNO businesses in China, as measured in terms of registered subscribers. Please disclose the number of your registered subscribers or similar measures that illustrate the size of your user base.

Factors Affecting Borqs' Results of Operations, page 162

19.   On page 162, you reference "[p]er-unit product revenue" as the largest component of Connected Solutions business unit revenue. Please revise to disclose per-unit revenue or similar metrics that describe the volume of products and services you offer.

Results of Operations, page 163

20.   We note that your effective tax rate is materially different in each reported period. Please include a discussion of those items that most significantly impacted your effective tax rate for each period presented and clarify whether you expect such items to impact your effective tax rate in the future. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Net Revenues – Connected Solutions, page 164

21.   We note that you rely upon a limited number of customers for a significant portion of your net revenues and, as you disclose on page 162, revenue growth is dependent upon your ability to expand your customer base. Please expand your disclosures to explain how sales to new and existing customers and projects undertaken for new and existing customers impacted your revenues for each period presented. Refer to Section III.B.4 of SEC Release 33-8350.

22.   Please provide additional detail regarding how changes in your software engineering activities in conjunction with software revenue recognition guidelines impacted your software revenue. In this regard, your disclosure appears to indicate that you generated more contracts where revenue is deferred in the current period due to PCS, but it is not clear how the terms of these contracts or the types of products and services provided changed from those in prior periods.

Net Revenues – MVNO BU, page 166

23.   Your disclosure on page F-54 appears to indicate that franchisees can provide discounts to consumers. Please revise your filing to discuss the impact these discounts have on trends in your MVNO revenue, if material. Also, if the franchisees determine the amount of discount provided to customers, please discuss any known uncertainties related to the level of discount provided.   Refer to Item 303(a)(3)(ii) of Regulation S-K.

Cost of Revenues, page 167

24.   Please discuss the cost of revenues and gross margin separately by revenue category. In this regard, we note that changes in cost of revenues for software offset changes in cost of revenues for hardware and MVNO. Similarly, the gross profit appears materially different for each revenue category and appears to be impacted by different factors as disclosed on page 162. Refer to Section III.D of SEC Release 33-6835.

Liquidity and Capital Resources, page 169

25.   Please revise your disclosures to focus on the primary drivers of, and other material factors necessary to an understanding of, your cash flows and ensure that your discussion and analysis is not solely a recitation of information evident from your financial statements. As an example, please consider revising to disclose the day's sales outstanding ("DSO") at each balance sheet date and the impact it has on your cash flows, or explaining the underlying reasons for the changes in accounts receivable and accounts receivable from related parties. Refer to Section IV.B of SEC Interpretive Release 33-8350.

26.   Considering the restrictions of foreign currency imposed by the PRC government, please revise to provide the following information:

- Quantification of material amounts of cash and short-term investments disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. For entities within China, disclose material amounts of cash held by VIEs separately from the amount of cash held by other entities.

- The restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors, including but not limited to, the requirement to obtain SAFE approval for certain capital account items, such as repayment of loans and other capital payments denominated in foreign currencies as disclosed on page 66.

        Refer to Item 303(a)(1) of Regulation S-K.

27.   Please clarify whether your MVNO primarily operates on the China Unicom network. If so, please revise to provide a description of the material terms of any material agreements you have with China Unicom to use their wireless network. We note that you disclose an $18,840,000 purchase commitment for 2016 to China Unicom on page F-73.

Beneficial Ownership of Securities, page 188

28.   Please revise to provide disclosure of the natural persons that have voting and/or investment power over the shares beneficially owned by Polar Asset Management, Asset Horizon International, Keystone Ventures, GSR Entities, and Norwest Venture Partners.

Pacific Special Acquisition Corp. Financial Statements

Note 7. Commitments and Contingencies

Borqs International Holding Corp Consolidated Financial Statements, page F-32

General

29.   You state on page F-52 that the company has two operating segments, Yuantel and Connected Solutions. Please revise to provide disclosures pursuant to ASC 280-10-50. Also, provide the entity wide disclosures required by ASC 280-10-50-38 to 50-42 to the extent applicable.

Note 2. Summary of Significant Accounting Policies

(o) Revenue Recognition

2. Hardware product sales, page F-54

30.   Please clarify whether your products are subject to return and if so, disclose how these return rights impact your recognition of the related revenue. Refer to ASC 605-15-25.

3. MVNO, page F-54

31.   Your disclosure appears to indicate that franchisees can provide discounts to consumers. Please disclose how you determine the amount of discount to record related to these sales. If the estimate is based on information provided by the franchisee, please revise to disclose how often you receive updated information.

32.   Please revise to clarify if the bundled services that can be returned by franchisees relate to services not yet sold to a customer or services not yet used by the customers. If the latter is true, please disclose the impact of the bundled services right of return on the amount of revenue recognized for MVNO services sold through franchisees.

Proxy Card

33.   Please mark your proxy card as preliminary with your next amendment.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Stuart Neuhauser, Esq.
        Ellenoff Grossman and Schole LLP